Exhibit 99.1

China Yuchai Announces Selected Unaudited Data for the Third Quarter of 2020

SINGAPORE, Singapore — November 16, 2020 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today selected preliminary unaudited data for the third quarter and the first nine months ended September 30, 2020 and 2019. The financial information presented herein is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

China Yuchai has previously announced that it will only announce six month and annual financial results in the future. However, the Company is announcing these selected preliminary third quarter and nine month results to provide investors with a timely update, giving consideration to the business uncertainty caused by the impact of the COVID-19 pandemic.

Three Months Ended September 30,	2020	2019
Revenue	RMB 5.4 Billion	RMB 3.3 Billion
Unit Sales	118,488	70,140
Net earnings attributable to China Yuchai’s shareholders	RMB 108.4 Million	RMB 50.3 Million

First Nine Months Ended September 30,	2020	2019
Revenue	RMB 15.4 Billion	RMB 12.3 Billion
Unit Sales	331,670	281,499
Net earnings attributable to China Yuchai’s shareholders	RMB 414.1 Million	RMB 395.3 Million

About China Yuchai International

China Yuchai International Limited, through its subsidiary, GYMCL, engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. China Yuchai cautions that this data involves risks and uncertainties, and actual full results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. Recent performance may not be indicative of future performance. This data is applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com